Filed Pursuant to Rule 163

Registration Statements Nos. 333-220373

333-228294

333-228295

Westpac Banking Corporation Full Year 2019 Financial Result Snapshot All data as at 30 September 2019 unless otherwise stated. All amounts are in Australian dollars. ratios3 (%) Asset quality sound Gross impaired loans to gross loans (%) 0.39 0.32 0.30 Equity 0.25 17 0.24 0.22 0.22 0.20 Securitisation 63 8 Notes. 1 APRA Basel III basis. 2 Liquidity Coverage Ratio (LCR) calculated on a spot basis, including the Committed Liquidity Facility approved by APRA of $54.0 billion for calendar year 2019 and $57.0 billion for calendar year 2018. 3 Internationally comparable regulatory capital ratios are Westpac’s estimated ratios after adjusting the capital ratios determined under APRA Basel III regulations for various items. Analysis aligns with the APRA study titled “International capital comparison study” dated 13 July 2015. 4 Equity excludes foreign currency translation, Available for Sale Securities and Cash Flow Hedging Reserve. 1 | Westpac Banking Corporation www.westpac.com.au/investorcentre or Bloomberg WBCT 1H16 2H16 1H17 2H17 1H18 2H18 1H19 2H19 Mar-16 Sep-16 Mar-17 Sep-17 Mar-18 Sep-18 Mar-19 Sep-19 Funding profile Funding composition (%) 12 Customer deposits 4 1 Wholesale funding >1yr Wholesale funding <1yr Chart does not add to 100 due to rounding Australian mortgage performance 90+ days delinquencies (%) 2.0 1.5 8 1.0 0.5 0.0 0.8 Capital, funding and liquidity ratios Sep-19 Mar-19 Sep-18 Internationally comparable 22.1 CET1 capital Total Leverage ratio ratio regulatory capital ratio Common equity Tier 1 (CET1) capital ratio1 10.7% 10.6% 10.6% Additional Tier 1 capital1 2.2% 2.2% 2.1% Tier 1 capital ratio1 12.8% 12.8% 12.8% Tier 2 capital1 2.8% 1.8% 2.0% Total regulatory capital ratio1 15.6% 14.6% 14.7% Risk weighted assets1 $429bn $420bn $425bn Leverage ratio1 5.7% 5.7% 5.8% Liquidity Coverage Ratio1,2 127% 138% 133% Net Stable Funding Ratio 112% 113% 114% 15.9 6.4 Financial Results (A$m) 2H19 1H19 FY19 FY18 Net operating income 10,670 9,979 20,649 22,007 Operating expenses (5,015) (5,091) (10,106) (9,566) Impairment charges (461) (333) (794) (710) Income tax and non-controlling interests (1,583) (1,382) (2,965) (3,636) Net profit after tax 3,611 3,173 6,784 8,095 Financial Ratios (%) Net interest margin 2.15 2.09 2.12 2.13 Expense to income ratio 47.00 51.02 48.94 43.47 Return on average ordinary equity 11.24 10.05 10.65 13.05 Reported net profit attributable to owners of Westpac Banking Corporation is prepared in accordance with the requirements of Australian Accounting Standards (AAS) and regulations applicable to Australian Authorised Deposit-taking Institutions (ADIs). During Full Year 2019, Westpac adopted AASB 9 Financial Instruments (AASB 9) and AASB 15 Revenue from Contracts with Customers (AASB15). As the Group applied these standards prospectively, comparatives have not been restated for reported results and are therefore not directly comparable across periods. Reported net profit attributable to owners of Westpac Banking Corporation for Full Year 2019 also included significant increases in provisions for estimated customer refunds, payments, associated costs, and litigation, along with costs associated with the restructuring of the Group’s wealth business, which together reduced net profit after tax by $1,130 million. Full details are available in Westpac’s 2019 Annual Report on Form 20-F for the year ended 30 September 2019 filed with the SEC.

Westpac Banking Corporation
Australia's First Bank

- Westpac has a long and proud history as Australia's first and oldest bank. Established in 1817 as the Bank of New South Wales, we changed our name to Westpac Banking Corporation in 1982.
- For over 200 years, we have survived and thrived because we have been guided by the same purpose: to provide stability, to support customers and communities, and to help grow the economy.
- Today, Westpac is Australia's 2nd largest bank with a market capitalisation of A$103 billion and total assets of A$907 billion as at 30 September 2019. We are also one of the largest banking organisations in New Zealand.
- Westpac is focused on its core markets of Australia and New Zealand, providing a comprehensive range of financial products and services including consumer, business and institutional banking and wealth management services.
- With a strong position in our home markets, and 14.2 million customers, Westpac focuses on organic growth, growing customer numbers in our chosen segments and building stronger and deeper customer relationships.
- A key element of Westpac's approach is our portfolio of financial services brands, which enables us to appeal to a broader range of customers, and provides us with the strategic flexibility to offer solutions that better meet individual customer needs.
- Westpac has also maintained the strength of its financial position, with Common Equity Tier 1 capital above APRA's unquestionably strong benchmark of 10.5%, funding and liquidity ratios well above regulatory minimums, as well as sound asset quality and provisioning.

Unique portfolio of brands

Westpac

st.george | bankSA | Bank of Melbourne | RAMS

BT

WIB

Westpac NZ

Focus on Australia & New Zealand

Revenue by geography (%)



12
4
84
Australia
New Zealand
Other

Credit Ratings

Fitch Ratings	AA- / Negative / F1+
Moody's Investors Service	Aa3 / Stable / P-1
S&P Global Ratings	AA- / Stable / A-1+

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

Wholesale funding

Short term markets	• SOFR floaters, Federal Funds, Extendibles, Step-ups, CDs, CP and Flippers
Term markets	• Senior unsecured, securitisation and covered bond format, as well as capital securities • Only Australian major bank to be SEC registered • Ability to issue SONIA referenced product • Westpac also maintains its ability to issue in US 144A format
Issuance currencies	• AUD, CAD, CHF, CNH, EUR, GBP, HKD, JPY, NOK, NZD, SGD and USD

Balance sheet as at 30 September 2019 ($bn)

Total assets	906.6
Loans	714.8
Total housing loans Australia	*449.2*
Deposits and other borrowings	563.2
Customer deposits	*524.5*
Equity	65.5

Disclaimer The material contained in this document is intended to be general background information on Westpac Banking Corporation ("Westpac") and its activities. The information is supplied in summary form and is therefore not necessarily complete and is qualified in its entirety by Westpac's most recent U.S. full-year and half-year reports available at http://www.sec.gov. It is not intended that it be relied upon as advice to investors or potential investors, who should consider seeking independent professional advice depending upon their specific investment objectives, financial situation or particular needs. The material contained in this document may include information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. All amounts are in Australian dollars unless otherwise indicated.

Westpac has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering from time to time of its securities. Before you invest, you should read the prospectus in that registration statement and other documents Westpac has filed with the SEC for more complete information about Westpac and any offering of such securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Westpac will arrange to send you the prospectus if you request it by calling +1 212 551 1800.

Contact us: **Westpac Global Funding** globalfunding@westpac.com.au or +612 8204 2777

2 | Westpac Banking Corporation www.westpac.com.au/investorcentre or Bloomberg WBCT